Filed by Informa PLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.
Commission File No.: 001-33472

The following is a transcript of an interview of Stephen A. Carter, Chief Executive Officer of Informa PLC, with Karen Tso and Steve Sedgewick, on CNBC's Squawk Box on January 11, 2024.

Transcript

Karen Tso ("KT"): Informa has raised its revenue and profit guidance for the year expecting 2023 underlying revenue growth of around 30% and high single digit growth next year. The events and business intelligence platform also announced the merger of its Tech digital businesses with US listed TechTarget. Lord Stephen Carter joins us now, the CEO of Informa, thank you very much for stopping in to see us.

I want to start with a trading update if that's okay, because the B2B events market is huge. And we've got a big one next week, of course, Davos.

Stephen A. Carter ("SC"): Not one of ours.

KT: Not one of yours. We also see firsthand how the market is growing as we get content, from a lot of different events. But it feels like the conference business is back, and strongly so, particularly in growing areas of the world economy.

SC: Look I think you’re 100% right, COVID was a tough time if you’re in the face to face business. COVID was a very tough period. But our business is back, and I mean and some. We're beyond 2019, which was last year before COVID. And my own view is one of the perverse consequences of the other side of COVID, and an extension of remote working. And the extension of digital everything, which we're doing a bit of today, is that high quality opportunities to meet face to face are even more valuable than they were. And we're seeing that in our numbers.

KT: Looking at the high growth B2B markets, pharma, healthcare, technology, health, nutrition, beauty and aviation, why is it important to call out certain segments? Why are they different now in terms of the growth performance?

SC: Well, we've made decisions to be in certain markets and not in others. Generally, we tend to operate in high value markets, high value markets that are international, with extended supply chains, that are growth markets themselves. And that tends to make for a richer product and service opportunity for our customers.

KT: You've given us 2024 guidance targeting high single digit underlying revenue growth, recorded revenue about £3.4-3.47 billion. In terms of the guidance here and the ability to cast out and have some visibility, what gives you the confidence because everyone we speak to talks about geopolitical risk, it’s in every outlook forecast statement for 2024. We've heard it from a domestic retailer today saying, look, the economic conditions, the consumer business environment, it looks uncertain. Why do you feel like you've got the visibility here, when you look out over this year?

SC: Well we have a reasonable portion of our revenue which is forward booked, so just under a third, so we open the year with a pretty clear forward visibility. That's even higher, if you're looking in the next quarter or the first two quarters. Our geographic spread – we're actually listed here but we’re not so big here domestically. So our geographic spread is in North America, Middle East, Asia, China, South America…

KT: Which leaves you even more exposed to the geopolitics?

SC: Yes, and to a degree no. Our business is much more B2B. It’s niche. Supply chains, one of the other consequences of COVID was supply chains got emptied a bit. So the supply chain refilling, market access, business development, it's very hard to do remotely. Our products are very perfect for that. Well look, in our guidance, we have forward risk factors listed. And geopolitics is one of them. But I think we feel quietly confident that 2024 will, on balance, be a good year for the company.

Steve Sedgewick ("SS"): Stephen, a deal as well. Creating the combined digital business of Informa Tech division with Nasdaq-listed TechTarget. Tell us a little bit about this one.

SC: Well, we're excited about this because it speaks to the other side of our business. I mean, we've been talking about our live and on demand business. And really what do we do in our live and on demand business? We bring buyers and sellers, we connect buyers and sellers physically, that's what happens in big trade shows. This announcement today, what TechTarget do, we do in some of our own tech digital businesses, we bring buyers and sellers together digitally. So essentially what we're doing is making a bigger version of that, in that combination. So if you're looking at it as an Informa shareholder, we’ll end up with a big live and on demand business, bringing buyers and sellers together physically, and a big digital business bringing buyers and sellers together digitally.

SS: You're basically talking about some form of future proofing of the business, so that you can kind of like – almost looking backwards, COVID obviously a big shock, what have you. If another COVID type event were to happen again, then this gives you that digital exposure as well. That's what we're saying?

SC: Exactly, it balances the portfolio. We've got strength in face to face and live. I don't think that's going away anytime soon. But if you live, you live through COVID, you felt that. This gives us a very, very strong position in digital services. And they're very complementary because the data feeds between both businesses are very complementary.

SS: It's amazing. I mean, with all due respect to the telecom providers, and you know, you built your career around this area. Of the quality of the product, I mean, it was alright during COVID. I don't know how many you did, but Karen and I ended up doing every interview remotely. We did every panel remotely. I had one, which was way too ambitious. And it was based in the Middle East, I won't say which country but a very substantial country. And they tried to get 100 ministers online, including at the time Kwasi Kwarteng. I can't swear, but it was really bad. It was really awful. And the amount of glitches – we're not future proofed yet, are we, on these kind of conferences?

SC: No, we're definitely not. The technology is pretty good. As you say, I used to be a service provider and for a period I was a vendor. So I've got some understanding of how the technology is developed. But it's not bad; on a day to day basis, it's very good. Yes. You know, for one on one, one on 10, but one on 20,000? No.

SS: So can I ask you, again, I'm going back to an old job of yours. And I don’t mean to prod the tiger. But is it the regulators' fault for actually holding back the telecoms companies in actually getting a product out there as well? Because there's mountains of hoops that telecom providers have to jump through – regulatory – to fulfil their mandate. Is it leaving them – and we've said this many times, and you know this Stephen as well, the great telecoms players of Europe, and services in the United States as well – have struggled to capitalise on this amazing technology because they've had so many other commitments.

SC: Not my business anymore, I’m not a regulator anymore.

SS: I should explain to people, you were in charge of the regulator Ofcom in the UK.

SC: My own shorthand view on that is that I think there's a general consensus in that industry that there needs to be a regulatory reset. I don’t think there was much debate in that.

SC: We’ve only been in this century for 24 years.

SS: Yeah, and I will go back to the start of this, but I remember 3G auctions. I remember the 4G auctions and so much money was spent on those that they actually ran themselves into quite dangerous positions. Gordon Brown was really happy about the former, but actually, the companies themselves, they really struggled to monetise that for shareholders.

SC: Look, I think this is a growth question. I think for Europe, in particular, you talk about Europe, when it goes back to the discussion about our business. I mean, we don't have much business in Europe, we have some, but our business is mainly China, Asia, North America, the Middle East, South America, we do have some assets and portfolios, the transaction announcement today is a US combination. I think in Europe, in particular, we need to look more towards growth, less towards protection, more towards expansion and innovation, less towards price. That's what I mean by regulatory reset. If you went back 20, 25 years ago, when I was a lad, it was a little bit more focused on innovation and a bit more risk and growth orientated. That's what I mean by reset.

KT: Speaking innovation, the acquisition puts you at the forefront of the adoption of AI, and digital advertising a part of the TechTarget business. And we know that this has been one area where there's been fairly speedy adoption of AI trends. How do you see your approach to AI as a company now and what sort of innovations, progress are you expecting to make this year?

SC: AI’s a big part of our business, and you're 100% right, it's a big part of the digital platform business. I mean, you know, between the two companies, the two bits of our business that we're putting together, we will have a significant digital real estate in the technology and vendor space that we were just talking about. Literally millions of interactions a day, we're reading that data. We're reading, we're reading the content flows, we're reading the depth of the content interaction that allows us to provide real time buyer analysis to vendors and buyers. And that's what I mean by connecting buyers and sellers digitally. So for that business, AI is already a material part of the operating model and the innovations on it are very helpful.

SS: Fabulous to get your views on a whole host of issues. Thank you so much for joining us on I'm sure a very busy day for you. Lord Stephen Carter, the CEO of Informa.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”) between Informa and TechTarget, Toro CombineCo, Inc. (“NewCo” or, after the completion of the proposed transaction, “New TechTarget”) and TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of NewCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, NewCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at www.TechTarget.com or by contacting TechTarget’s Investor Relations Department at investor@TechTarget.com.

Participants in the Solicitation

Informa, TechTarget, NewCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or NewCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration;  risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and NewCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or NewCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at www.TechTarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.